Form 51-102F3
Material Change Report

Item 1                                 Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                 Date of Material Change

January 21, 2008

Item 3                                 News Release

The Issuer issued a news release at Vancouver, British Columbia on 21 January 2008 through Marketwire.

Item 4                                 Summary of Material Change

MAG ANNOUNCES APPROVAL OF SHAREHOLDER RIGHTS PLAN

Vancouver, B.C…MAG Silver Corp. (TSX:MAG; AMEX:MVG) ("MAG" or "the Company") is pleased to announce that its shareholder rights plan, which was adopted by its directors and announced on August 3, 2007, has been approved by its shareholders at the special meeting held on January 18, 2008.

Item 5.1                       Full Description of Material Change

Please see the Issuer’s news release dated 21 January 2008 (NR#08-01) for a full description of the material change.

Item 5.2                       Disclosure for Restructuring Transactions

Not applicable.

Item 6                                 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                 Omitted Information

Not applicable.

Item 8                                 Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                 Date of Report

Dated 21 January 2008